                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                           General Communication, Inc.
                   ------------------------------------------
                                (NAME OF ISSUER)

1. Class A Common Stock, no par value ("Class A Common Stock")

2. Class B Common Stock, no par value ("Class B Common Stock")

                      ------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


1. Class A Common Stock:                                             369385 10 9
2. Class B Common Stock:                                             369385 20 8


                   ------------------------------------------
                                 (CUSIP NUMBER)
                             Raymond L. Sutton, Jr.
                              Baker & Hostetler LLP
                        303 East 17th Avenue, Suite 1100
                             Denver, Colorado 80203
--------------------------------------------------------------------------------
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                              AND COMMUNICATIONS)

                                 January 5, 1998
                      ------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Exhibit Index on Page A-1

                                   CUSIP Nos.

Class A Common Stock:                                                                                   369385 10 9
Class B Common Stock:                                                                                   369385 20 8
---------------------------------------------------------------------------------------------------------------------
             1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
                  Kim Magness
---------------------------------------------------------------------------------------------------------------------
             2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a)     / /
                  (b)     /X/
---------------------------------------------------------------------------------------------------------------------
             3)   SEC Use Only
---------------------------------------------------------------------------------------------------------------------
             4)   Source of Funds (See Instructions)          N/A
---------------------------------------------------------------------------------------------------------------------
             5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /
---------------------------------------------------------------------------------------------------------------------
             6) Citizenship or Place of Organization    U.S.A.
---------------------------------------------------------------------------------------------------------------------
                   7) Sole Voting Power           Class A Common Stock                                    406,564(1)
                                                  Class B Common Stock                                    224,240(2)
Number of Shares
                   --------------------------------------------------------------------------------------------------
  Beneficially     8) Shared Voting Power         Class A Common Stock                                    697,276(1)
                                                  Class B Common Stock                                    620,608(2)
  Owned by Each
                   --------------------------------------------------------------------------------------------------
Reporting Person   9) Sole Dispositive Power      Class A Common Stock                                    406,564(1)
                                                  Class B Common Stock                                    224,240(2)
      With
                   --------------------------------------------------------------------------------------------------
                   10) Shared Dispositive Power   Class A Common Stock                                    697,276(1)
                                                  Class B Common Stock                                    620,608(2)

---------------------------------------------------------------------------------------------------------------------
                   11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  Class A Common Stock                                  1,103,840(1)
                                                  Class B Common Stock                                    844,848(2)

---------------------------------------------------------------------------------------------------------------------
           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                   / /
---------------------------------------------------------------------------------------------------------------------
           13)  Percent of Class Represented by Amount in Row (11)
                  2.3% of Class A Common Stock
                  20.2% of Class B Common Stock

---------------------------------------------------------------------------------------------------------------------
           14)    Type of Reporting Person (See Instructions)    IN
---------------------------------------------------------------------------------------------------------------------

                  (1) Class B Common Stock is convertible at any time on a one-for-one basis into Class A Common Stock. SEE Item 5 below. The numbers of shares of Class A Common Stock shown in rows 7 through 11 above assume that the shares of Class B Common Stock shown in rows 7 through 11 above have been converted into shares of Class A Common Stock.

                  (2) SEE Item 5.

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ITEM 1.  SECURITY AND ISSUER

     The equity securities to which this Schedule 13D relates are as follows:

     1. General Communication, Inc. Class A Common Stock, no par value ("Class A Common Stock"); and

     2. General Communication, Inc. Class B Common Stock, no par value ("Class B Common Stock").

     The issuer of the Class A Common Stock and Class B Common Stock (collectively, the "Company Securities") is General Communication, Inc. (the "Company") whose principal executive offices are located at 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) This Schedule 13D is filed on behalf of Kim Magness. On January 5, 1998, Kim Magness and Gary Magness were appointed as co-personal representatives of the Estate of Bob Magness (the "Bob Magness Estate") which directly owns Company Securities. In addition, Kim Magness is the personal representative of the Estate of Betsy Magness, the late wife of Bob Magness (the "Betsy Magness Estate," and with the Bob Magness Estate, the "Estates"), which directly owns Company Securities.

     (b) The business address of Kim Magness is c/o Tele-Communications, Inc., 5619 DTC Parkway, Englewood, Colorado 80111.

     (c) Kim Magness serves on the Board of Directors of Tele-Communications, Inc. with a principal business address as set forth in subsection (b) of this
Item 1 above.

     (d) The filing person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The filing person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (f) The filing person is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION

     On January 5, 1998, Kim Magness and Gary Magness were appointed co-personal representatives of the Bob Magness Estate. In addition, Kim Magness is personal representative of the Betsy Magness Estate. The filing person has no present plan or proposal that relates to or would result in:

     (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; except that, although there is no present plan or proposal to dispose of the Company Securities, the personal representatives intend to sell or otherwise dispose of the Company Securities
(i) as may be required to pay the expenses of administration and other liabilities of the Estates, including the Estates' tax liabilities, (ii) as may be required of the personal representatives in fulfillment of their fiduciary duties to the Estates, and (iii) as may be required to effect the distribution of the assets of the Estates to the beneficiaries of the Estates;

     (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) any change in the present board of directors of the Company or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Company;

     (f) any other material change in the Company's business or corporate structure;

     (g) changes in the Company's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Company by any person;

     (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The aggregate number and percentage of the Company Securities beneficially owned by the filing person are as follows:

                                                                                        TOTAL
                                       AMOUNT AND NATURE OF          PERCENT OF         VOTING
     TITLE OF CLASS                    BENEFICIAL OWNERSHIP        CLASS POWER(1)      POWER(1)
     --------------                    --------------------        --------------      --------
                                                                                         10.1%
     Class A Common Stock                     1,103,840(2)(3)(4)            2.4%

     Class B Common Stock                       844,848(2)(3)(4)           20.8%


(1) Based on 45,276,687 shares of Class A Common Stock and 4,064,246 shares of Class B Common Stock, outstanding on October 31, 1997.

(2) Class B Common Stock is convertible at any time on a one-for-one basis into Class A Common Stock. The numbers of shares of Class A Common Stock shown in this Item 5 assume that the shares of Class B Common Stock have been fully converted into shares of Class A Common Stock.

     In addition, each share of Class B Common Stock is entitled to 10 votes per share and each share of Class A Common Stock is entitled to one vote per share. Accordingly, when these classes of stock are aggregated, Kim Magness may be deemed to currently beneficially own voting equity securities representing approximately 10.1% of the voting power with respect to a general election of directors of the Company.

(3) Kim Magness is the personal representative of the Betsy Magness Estate. Accordingly, the following shares beneficially owned by the Betsy Magness Estate are reflected in full in Kim Magness' share information: (i) 375,764 shares of Class A Common Stock, and (ii) 198,440 shares of Class B Common Stock. The foregoing share numbers assume the conversion in full of the shares of Class B Common Stock into shares of Class A Common Stock. SEE footnote 2 to this Item 5(a) for an explanation of the convertibility of the shares of Class B Common Stock into shares of Class A Common Stock.

(4) Effective January 5, 1998, Kim Magness and Gary Magness were appointed co-personal representatives of the Bob Magness Estate. Accordingly, the following shares beneficially owned by the Bob Magness Estate are reflected in full in Kim Magness' share information (i) 697,276 shares of Class A Common Stock, and (ii) 620,608 shares of Class B Common. The foregoing share numbers assume the conversion in full of the shares of Class B Common Stock into shares of Class A Common Stock. SEE footnote 2 to this Item 5(a) for an explanation of the convertibility of the shares of Class B Common Stock into shares of Class A Common Stock.

     (b) The following indicates for the filing person the number of shares of Company Securities as to which there is sole or shared power (as a co-personal representative of the Bob Magness Estate) to vote or dispose of the shares:

          Class of Security               Sole Power                Shared Power
          -----------------               ----------                ------------
          Class A Common Stock              406,564                   697,276
          Class B Common Stock              224,240                   620,608

     (c) The transactions described in Item 4 are the only transactions effected during the last sixty days by the person named in Item 5(a) above.

     (d) No person is known by the filing person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company Securities identified in this Item 5.

     (e)  Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     There are presently no contracts, arrangements, understandings or relationships between the filing person and other persons with respect to the Class A Common Stock and Class B Common Stock beneficially owned by the filing person.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     None.


                                  Page 6 of 7
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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:   October 8, 1998



    /s/ Kim Magness
-----------------------------------------
Kim Magness


                                  Page 7 of 7